Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gexa Corp.
Commission File No.: 0-16179

This filing includes an investor presentation to be used in meetings to be held in Biarritz, France on May 18-20, 2005.

BBVA IV Global Credit Conference May 2005

Cautionary Statements And Risk Factors That May Affect Future Results Any statements made herein about future operating results or other future events are forwardlooking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forwardlooking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in the Company's SEC filings.

ADDITIONAL INFORMATION ON GEXA TRANSACTION FPL Group has filed a registration statement on Form S4, including preliminary versions of GEXA's proxy statement and FPL Group's prospectus and other relevant documents, with the Securities and Exchange Commission concerning the proposed transaction. The information in that registration statement, including the proxy statement prospectus contained therein, is not complete and may be amended, and no offer or sale, or solicitation of an offer to buy, the securities to be registered may be made until the registration statement is effective. You are urged to read the registration statement containing the proxy statement prospectus and any other relevant documents filed or that will be filed with the SEC when they become available because they contain or will contain important information about FPL Group, GEXA and the transaction. You may obtain the registration statement containing the preliminary proxy statement prospectus, the other documents and, when filed, the definitive versions of these materials, free of charge at the SEC's web site, www.sec.gov. In addition, they may also be obtained for free from FPL Group by directing a request to FPL Group, Inc., 700 Universe Blvd., Juno Beach, Florida, 33408, Attention: Investor Relations and from GEXA by directing a request to GEXA Corp., 20 Greenway Plaza, Suite 600, Houston, Texas, 77046, Attention Dave Holman. FPL Group, GEXA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of GEXA in connection with the transaction. Information about the direct or indirect interests of FPL Group is set forth in its report on Schedule 13D filed with the SEC. Information about the directors and executive officers of FPL Group is set forth in its proxy statement for its 2005 annual meeting of shareholders and its annual report on Form 10K for the fiscal year ended 2004 and information about the directors and executive officers of GEXA and their ownership of GEXA stock is set forth in the report on Form 8K of GEXA filed March 28, 2005, the ownership reports of such persons on Schedule 13D and Forms 3 and 4 filed with the SEC and in the registration statement and the preliminary proxy statement prospectus. Investors may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement prospectus when it becomes available.

FPL Group A Premier U.S. Electric Company Proven ability to operate effectively in regulated and deregulated markets Track record of operational excellence and continuous improvement Among the leaders in environmental excellence Strong financial position Commitment to creating shareholder value 5 year total shareholder return 12 31 99 12 31 04 113 11 44 FPL Group S and P 500 Index Dow Jones Utilities Index

With Two Strong Businesses FPL FPL Group FPL Energy One of the largest U.S. electric utilities Vertically integrated, retail rate regulated utility 18,940 mw in operation 4.2 million customers dollars 8.7 billion operating revenue Successful wholesale generator U.S. market leader in wind generation 11,520 mw in operation 1.7 billion dollars operating revenue date as of 12 31 04

FPL
FPL A Leading Electric Utility Attractive growth Superior cost performance Operational excellence Constructive regulatory environment Delivering value to customers and shareholders
FPL Strong Top Line Growth Strong Demand Growth FPL Industry 3.3 2.9 1.4 2.0 Customer growth of 2.1 percent underlying usage growth of 0.8 percent from 1994 2004 from 1993 2003

FPL number 1 in total retail sales total mwh retail sales millions 99.4 79.0 75.0 68.4 68.3 53.0 52.2 47.8 43.7 FPL TXU Georgia Power ComEd VEPCO DE SCE APC PG and E DetEd source energy information administration 2003

Customer mix and usage comparison higher percent of residential customers and higher usage per residential customer favorable customer mix revenues by customer category 6 percent 3 percent 37 54 19 36 3 42 FPL Industry Average other industrial commercial residential as of 12 31 04 in 2002 source EEI statistics department usage per residential customer average monthly kWh 1200 1155 1035 666 644 600 566 564 385 FPL Dominion power Georgia Power Commonwealth Edison Detroit Edison PSE and G SCB PG and E ConEd NY in 2003 source RDI PowerDat April 2005

FPL substantial regulated generation fleet 18940 MW of generating capability in Florida 1900 MW to be added in 2005 1150 MW expected to be added in 2007 diverse fuel mix evaluating LNG Energy Sources based on kWh produced in 2004 nuclear 21 percent natural gas 37 percent coal 6 percent oil 18 percent purchased power 18 percent as of 12 31 04

One of the best track records in the industry excellent operational performance superior cost management among leaders in environmental performance outstanding hurricane restoration efforts meeting FPSC required 20 percent reserve margin outage time per customer minutes 70 137 FPL Industry Average O and M per retail kwh cents 1.67 industry 1.79 1.49 FPL 1.24 95 96 97 98 99 00 01 02 03 04 2004 for FPL 2003 for the industry excluding the impact of three hurricanes that hit FPL's service territory

High plant availability fossil nuclear 94 percent 85 percent FPL Industry average 88 percent 85 percent FPL Industry Average FPL data as of 2004 industry average data as of 2003

Florida has a Constructive Regulatory Environment Appointed public service commission 5 commissioners with staggered terms Fuel, purchased power directly passed through History of progressive and innovative regulatory solutions Rate certainty through end of 2005 incentive based agreement allowing shareholders to benefit from productivity improvements win win revenue sharing provision instead of ROE measure 2006 Rate Case On March 22, 2005 FPL filed a request for a 430 million dollar increase in base rates First base rate increase request in more than twenty years No current activity on wholesale or retail restructuring

FPL Energy

FPL Energy a disciplined wholesale generator moderate risk approach diversified by region fuel source well hedged portfolio emphasis on base load assets low cost provider modern efficient clean plants operational excellence industry leader in wind generation conservative integrated asset optimization function FPL energy operations 11785 net mw in operation presence in 24 states as of 5 5 05

Diversified portfolio at fpl energy 11785 net MW in operation regional diversity fuel diversity central 36 percent northeast 24 mid atlantic 23 west 17 Gas 55 percent other 2 percent hydro 3 percent oil 6 percent nuclear 9 percent wind 25 percent

U.S. Leader in Wind Energy Public policy support requiredLong term contracts American Wind dollars 505 million 73 percent leverage National Wind 465 million dollars 86 percent leverage wind generation market share 8000 7000 6000 5000 4000 3000 2000 1000 18 percent 22 33 37 43 41 50 45 40 35 30 25 20 15 10 5 0 99 00 01 02 03 04 FPL Energy Industry FPL Energy Market Share

Contracted Portfolio Profile Significant contract restructurings each of the last three years Ongoing earnings contribution Potential for further restructurings in portfolio contract maturity MW under contract 2500 2000 1500 100 500 0 2005 2008 2001 2014 2017 2020 Fuel Diversity Gas 50 percent other 9 percent oil 2 percent gas oil 39 percent 2236 net mw in operation

FPL Energy contract coverage balance 2005 2006 asset class available mw percent mw under contract available mw percent mw under contract wind contracted merchant NEPOOL ERCOT all other total portfolio 2968 2215 2287 2662 1284 11415 97 99 69 82 26 80 3199 2044 2343 2644 1446 11675 91 99 42 48 17 64 more than 90 percent of expected 2005 gross margin hedged weighted to reflect in service dates planned maintenance and Seabrook refueling outages and up rates reflects round the clock mw includes all projects with mid to long term purchase power contracts for substantially all of their output includes only those facilities that require active hedging reflects on peak mw totals may not add due to rounding

FPL Energy Moderate risk approach Well diversified by region and fuel source Disciplined hedging optimization Wind and nuclear creating substantial value positioning for strong earnings and cash flow in the future

FPL Group Credit remains strong Florida Power and Light S and P Moody's Fitch Ratings Corporate Credit Rating First Mortgage Bonds Commercial Paper Outlook FPL Group Capital Corporate Credit Rating Debentures Commercial Paper Outlook A A1 A1 NA A Aa3 AA A1 P1 F1 negative stable AA1 NA NA A A2 A A1 P1 F1 negative stable stable as of may 11 2005

Liquidity Resources dollar millions revolvers Florida Power and Light Company FPL Group Capital Total 3 year 5 year total 500 1000 1500 1000 1000 2000 1500 200 3500 FPL lead arrangers JP Morgan and Wachovia FPL Group Capital lead arrangers Citibank and Bank of America October 2006 maturity executed October 2003 October 2009 maturity executed October 2004

FPL Group A Powerful Investment Growing electricity
demand in our territory Moderate risk approach Sound fundamentals, disciplined approach Outstanding operating performance Well diversified by region and fuel source Proven track record Collaborative and progressive regulatory environment Disciplined hedging optimization Attractive, realistic growth prospects Low environmental risk Wind and nuclear creating substantial value Financial strength and discipline FPL FPL Energy FPL Group appendix

Cautionary Statements And Risk Factors That May Affect Future Results In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 Reform Act, FPL Group, Inc. FPL Group and Florida Power and Light Company FPL are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forwardlooking statements as such term is defined in the Reform Act made by or on behalf of FPL Group and FPL in this presentation, in response to questions or otherwise.  Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook are not statements of historical facts and may be forward looking.  Forward looking statements involve estimates, assumptions and uncertainties.  Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors in addition to any assumptions and other factors referred to specifically in connection with such forward looking statements that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward looking statements made by or on behalf of FPL Group and FPL. Any forward looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statement. The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward looking statements FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended PURPA, the Public Utility Holding Company Act of 1935, as amended Holding Company Act, the Federal Power Act, the Atomic Energy Act of 1954, as amended and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission FERC, the Florida Public Service Commission FPSC and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission NRC, with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity ROE and equity ratio limits, and present or prospective wholesale and retail competition including but not limited to retail wheeling and transmission costs. The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred. The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels. FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and or require additional pollution control equipment and otherwise increase costs.  There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry.  In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them. FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows.  The inability of FPL Group, FPL Group Capital Inc FPL Group Capital and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs. FPL Group's and FPL's results of operations are affected by changes in the weather.  Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro powered facilities. FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and or property damage, and could require additional costs to be incurred.  Recovery of these costs is subject to FPSC approval. FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements. FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities.  Generation and transmission facilities, in general, have been identified as potential targets.  The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance. FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company specific events. FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage. The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face.  Additional issues may arise or become material as the energy industry evolves.  The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

FPL Group